Filed pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333-148769
National City Corporation
$1,250,000,000 4.0% Convertible Senior Notes due 2011

Issuer:	National City Corporation

Notes Offered:	$1,250,000,000 4.0% Convertible Senior Notes due 2011

Ranking:	Senior unsecured

Price to Public:	100% of face amount

Overallotment Option:	$187,500,000 of Notes

Maturity Date:	February 1, 2011

Pricing Date:	January 23, 2008

Settlement Date:	January 29, 2008

Coupon:	4.0% per annum

Interest Payment Dates:	February 1 and August 1 of each year, beginning August 1, 2008

Reference Price:	$15.44, the composite closing price per share of the Issuer’s common stock on January 23, 2008

Conversion Premium:	Approximately 22.5% above the Reference Price

Initial Conversion Rate:	52.8709 shares of the Issuer’s common stock per $1,000 principal amount of the Notes

Initial Conversion Price:	$1,000 divided by the Initial Conversion Rate, which will be approximately $18.91 per share of the Issuer’s common stock

Fundamental Change Repurchase Right:	Holders may require the Issuer to repurchase the Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the Notes, in the event of a make-whole fundamental change as described in the preliminary prospectus supplement, based on the stock price and make-whole reference date of the make-whole fundamental change:

Stock Price	January 29, 2008	February 1, 2009	February 1, 2010	February 1, 2011
$15.44	11.8959	11.8959	11.8959	11.8959
$16.00	11.1589	10.8209	10.0867	9.6291
$17.00	8.7014	8.2678	7.3591	5.9526
$18.00	6.6955	6.2086	5.2140	2.6847
$19.00	5.0662	4.5625	3.5637	0.0000
$20.00	3.7520	3.2611	2.3277	0.0000
$22.50	1.5397	1.1757	0.6038	0.0000
$25.00	0.4575	0.2819	0.0841	0.0000
$27.50	0.0805	0.0332	0.0011	0.0000
$30.00	0.0036	0.0000	0.0000	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

	•	If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

	•	If the stock price is greater than $30.00 per share, subject to adjustment, no adjustments will be made in the conversion rate.

	•	If the stock price is less than $15.44 per share, subject to adjustment, no adjustments will be made in the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 64.7668 shares per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth in the preliminary prospectus supplement.

Optional Redemption:	None.

Denominations:	$1,000

Use of Proceeds:	The net proceeds to the Issuer from the sale of the Notes will be approximately $1.22 billion (or approximately $1.40 billion if the Underwriter exercises its overallotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. Approximately $300 million of such net proceeds will be used to repay the Issuer’s 3.20% senior notes due April 11, 2008, approximately $150 million of the net proceeds will be used to pay the net cost of the convertible note hedge and warrant transaction and the remainder will be used for general corporate purposes.

Concurrent Offering:	Concurrently with this offering of Notes, the Issuer is offering to the public $400 million of 12.000% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, or “Normal APEX” (or $460 million of Normal APEX if Goldman, Sachs & Co., as underwriter in the offering of the Normal APEX, exercises its option to purchase additional Normal APEX in full). The offering of Normal APEX is expected to close on January 30, 2008. The closing of the offering of Notes is not contingent upon the closing of the concurrent Normal APEX offering and the closing of the concurrent Normal APEX offering is not contingent on the closing of the Notes offering.

Day Count:	30/360

Listing:	The Notes will not be listed

CUSIP/ISIN:	635405AW3 / 635405 AW3

Bookrunner:	Goldman, Sachs & Co.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (1-866-471-2526).
Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated January 22, 2008, included in the registration statement referred to above.